SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                               CURAGEN CORPORATION
                               ___________________
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         ______________________________
                         (Title of Class of Securities)

                                    23126R101
                                 ______________
                                 (CUSIP Number)

                                 March 27, 2000
                                 ______________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                  Page 1 of 18
                             Exhibit Index: Page 15

                                  SCHEDULE 13G

CUSIP No.  23126R101                                          Page 2 of 18 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*

                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                             5               Sole Voting Power
Number of                                             3,491,267
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            0
    Each
Reporting                    7               Sole Dispositive Power
    Person                                            3,491,267
    With
                             8               Shared Dispositive Power
                                                      0


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  3,491,267

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.73%

12       Type of Reporting Person*

                  OO; IV


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  23126R101                                          Page 3 of 18 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*

                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                             5               Sole Voting Power
Number of                                             3,491,267
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            0
    Each
Reporting                    7               Sole Dispositive Power
    Person                                            3,491,267
    With
                             8               Shared Dispositive Power
                                                      0


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  3,491,267

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.73%

12       Type of Reporting Person*

                  PN; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  23126R101                                          Page 4 of 18 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*

                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                             5               Sole Voting Power
Number of                                             3,491,267
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            0
    Each
Reporting                    7               Sole Dispositive Power
  Person                                              3,491,267
   With
                             8               Shared Dispositive Power
                                                      0


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  3,491,267

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.73%

12       Type of Reporting Person*

                  CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  23126R101                                          Page 5 of 18 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*

                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                             5               Sole Voting Power
Number of                                             3,631,267
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            0
    Each
Reporting                    7               Sole Dispositive Power
    Person                                            3,631,267
    With
                             8               Shared Dispositive Power
                                                      0


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  3,631,267

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    10.13%

12       Type of Reporting Person*

                  OO; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  23126R101                                          Page 6 of 18 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*

                                    a.  [ ]
                                    b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                             5               Sole Voting Power
Number of                                             0
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            3,631,267
    Each
Reporting                    7               Sole Dispositive Power
    Person                                            0
    With
                             8               Shared Dispositive Power
                                                      3,631,267


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  3,631,267

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    10.13%

12       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  23126R101                                          Page 7 of 18 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*

                                    a.  [ ]
                                    b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                             5               Sole Voting Power
Number of                                             0
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            3,631,267
    Each
Reporting                    7               Sole Dispositive Power
    Person                                            0
    With
                             8               Shared Dispositive Power
                                                      3,631,267


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  3,631,267

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    10.13%

12       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 18 Pages




Item 1(a)         Name of Issuer:

                  Curagen Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  555 Long Wharf Drive, 11th Floor, New Haven, Connecticut 06511

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                  ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                  iii) QIH Management, Inc., a Delaware corporation ("QIH Management");

                  iv)       Soros  Fund  Management  LLC,  a  Delaware   limited
                            liability company ("SFM LLC");

                  v)        Mr. George Soros ("Mr. Soros"); and

                  vi)       Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and QIP.

                  SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

                  QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, which is the sole general partner of QIHMI. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC.

                                                              Page 9 of 18 Pages


Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)       QIHMI is a Delaware limited partnership;

                  iii)      QIH Management is a Delaware corporation;

                  iv)       SFM LLC is a Delaware limited liability company;

                  v)        Mr. Soros is a United States citizen; and

                  vi)       Mr. Druckenmiller is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  23126R101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of April 7, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  i) Each of QIP, QIHMI and QIH Management may be deemed the beneficial owner of the 3,491,267 Shares held for the account of QIP.

                  ii) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of 3,631,267 Shares. This number includes (A) 3,491,267 Shares held for the account of QIP and (B) 140,000 Shares held for the account of Quantum Partners.

                                                             Page 10 of 18 Pages

Item 4(b)         Percent of Class:

                  i) The number of Shares of which each of QIP, QIHMI and QIH may be deemed to be the beneficial owner constitutes approximately 9.73% of the total number of Shares outstanding.

                  ii) The number of Shares of which SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 10.13% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     QIP
     ---

     (i)   Sole power to vote or to direct the vote:                   3,491,267

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      3,491,267

     (iv)  Shared power to dispose or to direct the disposition of:            0

     QIHMI
     -----

     (i)   Sole power to vote or to direct the vote:                   3,491,267

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      3,491,267

     (iv)  Shared power to dispose or to direct the disposition of:            0

     QIH
     ---

     (i)   Sole power to vote or to direct the vote:                   3,491,267

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      3,491,267

     (iv)  Shared power to dispose or to direct the disposition of:            0

     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                   3,631,267

     (ii)  Shared power to vote or to direct the vote:                         0

                                                             Page 11 of 18 Pages


     (iii) Sole power to dispose or to direct the disposition of:      3,631,267

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 3,631,267

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    3,631,267

     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 3,631,267

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    3,631,267


Item 5.           Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares held directly for the account of Quantum Partners.

item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

                                                             Page 12 of 18 Pages


Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 13 of 18 Pages




                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 7, 2000                QUANTUM INDUSTRIAL PARTNERS LDC


                                    By:      /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  April 7, 2000                QIH MANAGEMENT INVESTOR, L.P.

                                    By:      QIH Management, Inc.,
                                             its General Partner


                                             By:      /S/ MICHAEL C. NEUS
                                                      --------------------------
                                                      Michael C. Neus
                                                      Vice President


Date:  April 7, 2000                QIH MANAGEMENT, INC.


                                    By:      /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Vice President



Date:  April 7, 2000               SOROS FUND MANAGEMENT LLC


                                    By:      /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


Date:  April 7, 2000                GEORGE SOROS


                                    By:      /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 14 of 18 Pages




Date:  April 7, 2000                       STANLEY F. DRUCKENMILLER


                                           By:      /S/ MICHAEL C. NEUS
                                                    ----------------------------
                                                    Michael C. Neus
                                                    Attorney-in-Fact

                                                             Page 15 of 18 Pages




                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

E.       Power of Attorney, dated as of January 27, 2000, granted
         by Mr. George Soros in favor of Mr.  Michael C. Neus and
         Mr. Richard D. Holahan, Jr..............................             16

F.       Power of Attorney, dated as of January 27, 2000, granted
         by Mr. Stanley F.  Druckenmiller in favor of Mr. Michael
         C. Neus and Mr. Richard D. Holahan, Jr..................             17

G.       Power of Attorney, dated as of January 24, 2000, granted
         by  Quantum  Industrial  Partners  LDC in  favor  of Mr.
         Michael C. Neus and Mr. Richard D. Holahan, Jr..........             18